82-4154

06013329

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	 0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s.** **P.O. BOX 839** **114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

SUPPL

Datum *Date*	28. 4. 2006		
Stran *Pages*	**3 (including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Dislosure duty – financial results 1Q 2006

Dear Sirs,

Pursuant to Act 256/2004 Coll. subsection 120(1)(e) and Rules of Prague Stock Exchange part III subsection 8(8)(b) find enclosed financial results.

Yours Sincerely,

Sylva Floríková
Head of Compliance

PROCESSED
MAY 12 2006

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 10 2006
WASH. D.C. 209

Jestliže tento dokument není určen pro Vás, prosíme o jeho zničení, udržte jej v tajnosti a informujte odesílatele. Děkujeme.
If this document does not concern you, destroy it promptly, please keep its content confidential and inform the sender. Thank you

dw 5/11

KB

Unconsolidated Balance Sheet of Komerční banka, a.s. according to International Financial Reporting Standards

(in CZK mil.)

	31 March 2006 (Unaudited)	31 March 2005 (Unaudited)
Assets		
Cash and current balances with the Czech National Bank	7,312	14,870
Amounts due from banks	231,803	220,555
Financial assets at fair value through profit or loss	5,056	9,745
Positive fair value of financial derivative transactions	10,058	12,135
Loans and advances to customers, net	194,390	159,387
Securities available for sale	16,860	12,616
Investments held to maturity	3,351	3,203
Prepayments, accrued income and other assets	2,976	2,195
Income taxes receivable	655	2
Deferred tax asset	991	406
Assets held for sale	785	37
Intangible fixed assets, net	2,028	1,969
Tangible fixed assets, net	7,188	9,167
Investments in subsidiaries and associates	1,518	1,847
Total assets	**484,971**	**448,134**
Liabilities		
Amounts owed to banks	15,866	16,837
Amounts owed to customers	374,043	349,763
Negative fair value of financial derivative transactions	4,557	5,216
Securities issued	23,549	11,752
Accruals and other liabilities	10,996	11,850
Provisions	3,257	4,065
Income taxes payable	0	88
Deferred tax liability	1,169	1,567
Total liabilities	**433,437**	**401,138**
Shareholders' equity		
Share capital	19,005	19,005
Share premium and reserves	32,529	27,991
Total shareholders' equity	**51,534**	**46,996**
Total liabilities and shareholders' equity	**484,971**	**448,134**

KB

Unconsolidated Profit and Loss Statement of Komerční banka, a.s. according to International Financial Reporting Standards
(in CZK mil.)

	31 March 2006 (Unaudited)	31 March 2005 (Unaudited)
Profit and Loss Account		
Interest income	5,667	4,966
Interest expense	(2,010)	(1,689)
Net interest income	**3,657**	**3,277**
Net fees and commissions	2,110	2,080
Net profit / (loss) on financial operations	228	192
Dividends and other income	22	19
Net banking income	**6,017**	**5,568**
Personnel expenses	(1,049)	(1,157)
General administrative expenses	(1,224)	(1,200)
Depreciation, impairment and disposal of fixed assets	(394)	(425)
Total operating expenses	**(2,667)**	**(2,782)**
Profit before provisions for loan and other risk, investment losses and income taxes	**3,350**	**2,786**
Provision for loan losses	(263)	(90)
Provision for impairment of securities	0	(57)
Provision for other risk expenses	(57)	(34)
Cost of risk	**(320)**	**(181)**
Profit or loss on subsidiaries and associates	0	0
Profit / (loss) before income taxes	**3,030**	**2,605**
Income taxes	(716)	(671)
Net profit / (loss)	**2,314**	**1,934**
Earnings / (loss) per share (in CZK)	**60.87**	**50.87**